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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF JULY, 2005

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                           SHAMIR OPTICAL INDUSTRY LTD
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Shamir Optical Industry Ltd
                                        (Registrant)

Date:  July 25, 2005
                                        By:     /s/ Mira Watterman
                                                ------------------------------
                                                Mira Watterman
                                                Executive Assistant to the CEO

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                           SHAMIR OPTICAL INDUSTRY LTD

                  EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

                          TO BE HELD ON AUGUST 8, 2005

                       --------------------------------



                           NOTICE AND PROXY STATEMENT

This Notice and Proxy Statement (the "Proxy Statement") is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "Shares"), of Shamir Optical Industry Ltd in connection with an Extraordinary General Meeting of Shareholders of the Company to be held at the offices of M. Seligman & Co., Attorneys-at-Law, located at 23 Menachem Begin Rd., Tel Aviv 66184, Israel on Monday, August 8th, 2005 at 11:00 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). Unless the context otherwise requires, references in this Proxy Statement to "Shamir," the "Company," "we" or "our" refer to Shamir Optical Industry Ltd.

At the Meeting, the following resolution will be proposed for adoption by the shareholders:

     o Approval of the grant of a loan to Kibbutz Shamir (the "KIBBUTZ") in an amount of up-to U.S.$4.4 million (the "LOAN"). The Loan will bear an annual dollar interest at a variable rate equal to annual LIBOR plus 1.5%. The Loan is to provide the Kibbutz with funds for the construction of a building (the "ASSET") on the Kibbutz's territory. The Asset, which is designated for the expansion of the Company's production facilities, will have a total area of approximately 17,000 square meters out of which approximately 7,000 square meters are building area as set forth in Section I (Proposal One) below.

     o Approval of the entry of the Company and/or a subsidiary of the Company (the "LESSEE") into a lease agreement with the Kibbutz (the "LEASE"). Pursuant to the Lease the Lessee will lease the Asset from the Kibbutz for a period commencing upon the completion of the construction of the Asset and ending not later than 24 years and 11 months thereafter. The Asset will be used for the Company's production facilities. The rental fees will be payable semi-annually in the amount of approximately U.S.$34.2 thousand per month. The Lessee will be entitled to set off amounts due and payable by the Kibbutz to the Company under the Loan against the rental fees due and payable by the Lessee to the Kibbutz under the Lease.

     o Approval of the grant of a total of 117,700 options for the purchase of Shares in equal parts to five directors of the Company excluding the External Directors, as defined in the Israeli Companies Law 5759 - 1999 (the "COMPANIES LAW").


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SHAREHOLDERS ENTITLED TO VOTE

Only holders of record of Shares at the close of business on July 20th, 2005 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meeting.

On the Record Date, the Company had 16,111,332 issued and outstanding Shares. Each Share is entitled to one vote on each matter to be voted on at the Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

Shareholders may vote their shares at the Meeting whether or not they attend by appointing proxies to vote on their behalf. A shareholder may appoint a proxy by the deposit of a proxy at the offices of M. Seligman & Co., Attorneys' at-Law, at the address recorded above no later than two hours before the time of the Meeting. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by voting in person at the Meeting.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

We expect to mail the Proxy Statement to shareholders on or about July 22, 2005. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefor, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM

The quorum required for the Meeting consists of two or more shareholders who are present in person or proxy, or who have delivered a proxy card indicating their manner of voting and who together hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33 1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the meeting, the meeting shall be adjourned to Monday, August 15th, 2005, at the same time and place. At the adjourned meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.


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I.   PROPOSAL ONE: LOAN TO KIBBUTZ SHAMIR

The Company's headquarters, manufacturing and research and development facilities are located on the grounds of the Kibbutz and are leased by the Company from the Kibbutz. As described in the Prospectus, published by the Company on March 10th, 2005 the Company is contemplates expanding its production facilities. The management of the Company believes that it is in the Company's interest to do so on the territory of the Kibbutz. The territory of the Kibbutz, designated for this purpose, is subject to a long-term lease from the Israel Land Administration (the "ILA").

The Kibbutz has agreed to construct the Asset on its grounds. For this purpose the Company has reached an understanding in principle with the Kibbutz that, subject to all approvals required, the Company will grant the Kibbutz a Loan, as defined above in an amount of up-to U.S.$4.4 million, which will bear an annual dollar interest at a variable rate equal to annual LIBOR plus 1.5%. The principal amount of and interest on, the Loan will be repaid in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by the Company to the Kibbutz pursuant to the Lease, described in Proposal II below. The Loan will be unsecured, but the Lessee will be entitled to set-off amounts due and payable by the Kibbutz to the Company under the Loan against the rental fees due and payable by the Lessee to the Kibbutz under the Lease.

In the event that the Kibbutz receives a governmental grant for construction of the Asset, the principal amount of the Loan will be reduced by the amount of such grant.

The Loan will be advanced to the Kibbutz in several installments according to the stages of the Asset's construction.

The Asset will consist of production facilities of approximately 4,200 square meters, office space of approximately 600 square meters, an industrial area built for future use and/or for affixing aid systems of approximately 2,200 square meters, a yard of approximately 5,000 square meters and additional space of approximately 5,000 square meters with respect to which only basic development of the land will be carried out, at this stage and therefore no rent will be charged.


The Company will sublease the Asset, as described below, from the Kibbutz, which is under a long term lease agreement with the ILA.

If the Lease is terminated for any reason other than a breach by the Kibbutz, the Kibbutz shall not be obligated to repay the Loan unless the Asset is occupied by a third party or used by the Kibbutz. If the Asset is so leased to a third party, the repayment of the Loan will be in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by the third party lessee. If the Asset is used by the Kibbutz, repayment of the loan will be in semi-annual repayment installments in an amount equal to the semi-annual rental fees that the Company would have paid if it had continued to lease the Asset. If a third-party lessee or the Kibbutz uses only a part of the Asset, repayment of the Loan will be in semi-annual installments as described in the preceding two sentences in a proportion equal to the portion of the Asset so used. The Company will not be entitled to claim from the Kibbutz repayment of the Loan with respect to periods whereby the Asset is not occupied by third party or used by the Kibbutz.


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Notwithstanding the above to the contrary, if, as a result of an act or decision of the Kibbutz, the lease of the Asset to the Company will be terminated due to a failure on the part of the Kibbutz to comply with the instruction and/or requirements of the ILA, the Kibbutz will continue to repay the Loan pursuant to the repayment schedule to be determined upon the grant of the Loan.

The ILA may, from time to time, change its regulations governing the lease agreement, and these changes could affect the terms of the sublease agreement, including the provision governing its termination.

REQUIRED VOTE

To the best knowledge of the Company, as of the Record Date the Kibbutz held 58.07% of the voting power of the Company through a wholly owned entity and therefore the Kibbutz is a "Controlling Shareholder" for the purposes of Section 268 of the Companies Law. The proposed transaction under this Proposal I requires approval of the Company's Audit Committee, Board of Directors and the Company's Shareholders, in this order.

Section 275 of the Companies Law requires that the shareholders approval of a transaction with a controlling shareholder or a transaction, in which a controlling shareholder has a personal interest, shall require a simple majority of the votes, provided that one of the following shall apply:

     o the majority of votes at the Meeting shall include at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who participate in the voting; abstaining votes shall not be taken into account in calculating the total votes of these shareholders; or

     o the total number of opposing votes from such shareholders shall not exceed one percent of the total voting rights in the Company.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to approve the grant of a loan to Kibbutz Shamir (the "KIBBUTZ") in an amount of up-to U.S.$4.4 million (the "LOAN"), which will bear an annual dollar interest at a variable rate equal to annual LIBOR plus 1.5%. The Loan is to provide the Kibbutz with funds for the construction of a building (the "ASSET") on the Kibbutz's territory. The Asset, is designated for the expansion of the Company's production facilities. The principal amount of and interest on, the Loan will be repaid in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by the Company to the Kibbutz pursuant to the lease agreement, that is the subject of a separate resolution at this Meeting (the "LEASE"). The Loan will be unsecured, but the Lessee will be entitled to set-off amounts due and payable by the Kibbutz to the Company under the Loan against the rental fees due and payable by the Company to the Kibbutz under the Lease. If the Lease is terminated for any reason other than a breach by the Kibbutz, the Kibbutz shall not be obligated to repay the Loan unless the Asset is occupied by a third party or used by the Kibbutz. If the Asset is so leased to a third party, the repayment of the Loan will be in semi-annual installments in an amount equal to the semi-annual rental fees to be paid by the third party lessee. If the Asset is used by the Kibbutz, repayment of the loan will be in semi-annual repayment installments in an amount equal to the semi-annual rental fees that the Company would have paid if it had continued to lease the Asset. If a third-party lessee or the Kibbutz uses only a part of the Asset, repayment of the Loan will be in semi-annual installments as described in the preceding two sentences in a proportion equal to the portion of the Asset so used. The Company will not be entitled to claim from the Kibbutz repayment of the Loan with respect to periods in which the Asset is not occupied by third-party or used by the Kibbutz.


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The management of the Company is hereby authorized to finalize the terms and conditions of the Loan according to the terms and principles approved by this resolution and to take, subject to any applicable law, any and all actions required in order to carry out this resolution."

II.  PROPOSAL TWO: LEAS OF THE ASSET

The Asset will be subleased, as aforementioned, by the Company from the Kibbutz. The grounds on which the Asset will be constructed is leased by the Kibbutz pursuant to a long-term lease agreement from the ILA which was signed on December 27, 1990 for a term of 49 years, with an option to extend it for an additional 49 years. Pursuant to the lease agreement with the ILA, the Kibbutz may use the lands for agricultural and residential purpose and services to members of the Kibbutz and for commercial purposes, including the Company's factory.

The ILA may cancel the lease in certain circumstances, including if the Kibbutz commences proceedings to disband or liquidate or in the event the Kibbutz ceases to be a "kibbutz" as defined in the lease (i.e. a registered cooperative society classified as a kibbutz).

Pursuant toe the lease, the Kibbutz may, with permission from the ILA and without additional fees, sublease the parcel to a corporation under its control.

The Lease of the Asset by the Lessee from the Kibbutz shall commence upon the earlier of (i) the receipt of a completion certificate from the applicable authorities pursuant to the Israeli Planning and Construction Regulation (Request for a Permit, its Conditions and Fees) 1970; or (ii) the actual occupation of the building by the Company, and shall terminate upon the later of
(i) November 31, 2023; or (ii) the end of the Loan repayment period pursuant to the repayment schedule of the Loan; but in no event shall the sublease be for a period longer than 24 years and 11 months.

The monthly rental fees due from Company to the Kibbutz semi-annually an amount of approximately U.S.$34.2 thousand per month are as follows:

     o An amount equal to US$6 per square meter of ordinary office construction.

     o An amount equal to US$1 per square meter of yard. In case any part of the yard subsequently becomes a constructed area, the rental fees will be updated accordingly.

     o An amount equal to US$4 per each square meter of industrial constructed area (constructed to customary light industry standard). Notwithstanding the foregoing, so long as the Company does not use the industrial constructed area of approximately 2,200 square meters, described above to be for future use, for any purpose other than for systems installations, the rental fees due for such area will be reduced to US$2 per square meter in which case the monthly rental fees due from the Company to the Kibbutz may vary approximately between $29.8 to $34.2 thousands per month.


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The rent will be payable in semi-annually in advance. Every five years, the rent will be adjusted in accordance with market rental prices for similar properties as shall be determined by an independent real property appraiser. The rent shall be paid in NIS calculated based on to the representative rate of exchange of the U.S. dollar published by the Bank of Israeli, as known on the actual date of payment.


The Company shall be entitled to terminate the sublease agreement by a prior written notice of 36 months.

REQUIRED VOTE
As in Section I (Proposal One) above.

RESOLUTION

At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED, to approve the entry of the Company and/or a subsidiary of the Company (the "Lessee") into the a lease agreement with Kibbutz Shamir (the "Kibbutz") pursuant to the terms and conditions set forth above (the "Lease"). Pursuant to the Lease the Lessee will lease the Asset from the Kibbutz for a period commencing upon the completion of the construction of the Asset and ending not later than f 24 years and 11 months thereafter. The rental fees will be payable semi-annually in an amount approximately between U.S. 29.8 to U.S.$34.2 thousands per month. Every five years, the rent will be adjusted in accordance with market rental prices for similar properties as shall be determined by an independent real property appraiser. The rent shall be paid in NIS calculated based on to the representative rate of exchange of the U.S. dollar published by the Bank of Israeli, as known on the actual date of payment.

The management of the Company is hereby authorized to finalize the terms and conditions of the Lease in accordance with the principles approved by this resolution and to take, subject to any applicable law, any and all actions required in order to carry out the this resolution;

III. PROPOSAL THREE: GRANT OF OPTIONS TO DIRECTORS

As described in the Prospectus published on March 10, 2005, it is proposed at this meeting that the shareholders approve to grant to five (5) of our directors (excluding Mr. Yair Shamir, the Chairman of the Board of Directors, and Mr. Giora Ben-Zeev, the Chief Executive Officer to which the Company already agreed to grant Option prior to the IPO and excluding the External Directors) 23,540 options to purchase Shares as set forth above at an exercise price of $14 per Share. The options will vest in four tranches of 25% per year, beginning on March 16th, 2006, the first anniversary of the Company's initial public offering. In the event the director's term of service ends the vesting period with respect to such director's options will terminate as well and such director shall be entitled to exercise only those options vested prior to the termination date of his or her service as a director.

Pursuant to the Companies Law, any grant of options to directors requires the approval of the Company's audit committee, board of directors and shareholders.


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REQUIRED VOTE

Simple majority.

RESOLUTION
At the Meeting, it is proposed that the following resolution be adopted:

"RESOLVED to approve the grant of an aggregate total number of 117,700 options to purchase Common Shares of the Company, to the following directors of the
Company: Uzi Tzur, Jed Arkin, Zeev Feldman, Efrat Cohen and Orly Hayardeny Felner. Each such director shall be granted 23,540 options. Such options shall be exercisable at an exercise price of $14. The options will vest in four tranches of 25% per year, beginning on March 16th, 2006, the first anniversary of the Company's initial public offering. In the event a director's term of service ends, the vesting period with respect to such director's options will terminate as well and such director shall be entitled to exercise only those options vested prior to the termination date of his or her service as a director. All options will be exercisable until August 24th, 2011."

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC's website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

By the Board of Directors
Giora Ben-Zeev
Chief Executive Officer
July 21, 2005


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